Exhibit 99.1

Sprott Inc. Declares Fourth Quarter 2025 Dividend

TORONTO, February 18, 2026 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) announced today that its Board of Directors has declared a fourth quarter 2025 dividend of US$0.40 per common share, payable on March 17, 2026 to shareholders of record at the close of business on March 2, 2026.

Registered shareholders who are residents of Canada as reflected in the Company’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co. (“CDS”), will receive their dividend in Canadian dollars, calculated based on the spot price exchange rate on March 17, 2026. Registered shareholders resident outside of Canada as reflected in Sprott’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, beneficial holders whose intermediary is a participant in CDS, may elect to change the currency of their dividend payments to U.S. dollars and can contact their broker for more details. Registered shareholders, other than CDS, who are residents of Canada and wish to receive their dividend in U.S. dollars should make arrangements to deposit their common shares with CDS, and make a currency election, prior to March 2, 2026.

The dividend is designated as an eligible dividend for Canadian income tax purposes.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com